UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 15 October 2013
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X          Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                   No X

Issued by Harmony Gold
Mining Company Limited
15 October 2013
For more details contact:
Henrika Basterfield
Investor Relations Manager
+27 (0) 82 759 1775 (mobile)
Marian van der Walt
Executive: Corporate and
Investor Relations
+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T
+27 (11) 411 2000
www.harmony.co.za
JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228
Registration number:
1950/038232/06
Harmony’s quarterly production guidance
•
Continued upward trend in performance quarter on quarter
- build-up in gold production in both South Africa and Papua New Guinea (PNG)
- increase in underground grade continues
•
Decrease in unit costs and capital
Johannesburg: Tuesday, 15 October 2013: Harmony Gold Mining Company
Limited (‘Harmony’) is pleased to advise that production at its underground mines in
South Africa is approximately 15% higher than the previous quarter, while Hidden
Valley’s production has increased by about 7%. Harmony’s total production is expected to be around 12% higher quarter-on-quarter, mainly due to an increase in both tonnes and grade.
During the September quarter there were increases in labour costs (following the new two year wage agreement) and electricity costs (winter tariffs). These cost increases were more than off-set by the increased production and savings in overall costs, resulting in our cash cost per kilogram being 6% to 8% lower quarter on quarter.
“We are pleased that we have been able to deliver another solid performance for the quarter. That production is up in South Africa despite the labour disruptions experienced around wage negotiations, is testimony to our commitment to deliver in line with our guidance, and a credit to our management and employees”, said
Graham Briggs, chief executive officer of Harmony.
Harmony’s results for the quarter ended 30 September 2013 will be released on
Friday, 8 November 2013 via webcast and conference call only. Please refer to
http://www.harmony.co.za/investors for dial-in and webcast information.
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: October 15, 2013
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director